Assignment of Rule 22c-2 Shareholder Information Agreement

March 2010

Re:	Rule 22c-2 Shareholder Information Agreement with Columbia Management Services, Inc.

Dear Intermediary:

As you may be aware, over the coming months, it is anticipated that RiverSource Investments, LLC (“RiverSource”), the asset management arm of Ameriprise Financial, Inc. (“Ameriprise”), will acquire the long-term fixed income and equity asset management business (the “LT&E Business”) of Columbia Management Advisors, LLC and its related affiliates (“Columbia”) from Bank of America, N.A. (“Bank of America”).

Ameriprise is a publicly-traded, diversified financial services company with interests in the asset management, financial planning, banking and insurance businesses. In connection with this transaction, Ameriprise will acquire the Columbia brand and will operate the LT&E Business under the Columbia brand. RiverSource and Ameriprise intend to continue using the Columbia brand to help maintain the rich heritage associated with Columbia and its LT&E Business.

We see this transaction as a positive development for Columbia, our clients and for investors in Columbia- managed funds (“Columbia Funds”). Ameriprise is a well-established company and shares our commitment to a strong investment culture and client service excellence. We believe that this transaction with Ameriprise provides our LT&E Business and our employees with a strong resource from which to continue to serve our clients.

This transaction is anticipated to close in the spring of 2010, and will not result in any substantive change to the terms of the Rule 22c-2 Shareholder Information Agreement (“22c-2 Agreement”), dated April 16, 2007, between Columbia Management Services, Inc. (“CMSI”) and Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity, other than the substitution of RiverSource Service Corporation for CMSI.

This transaction will result in an assignment of your 22c-2 Agreement. In this regard, we ask that you please indicate your consent to the assignment of the 22c2-Agreement by signing below and returning this document to us no later than April 1, 2010. Unfortunately, if we do not hear from you by April 1st, accounts maintained on your behalf may be restricted to only redeeming Columbia Fund shares.

Please return this signed letter in the enclosed posted-paid envelope or via facsimile to Charles Giorlando at 617-790-1223.

If you have any questions about the change in ownership of the LT&E Business of Columbia or about this letter, please contact us at 1-800-426-3750. We look forward to the opportunity to continue serving you.

Sincerely,

Columbia Management Services, Inc.

/s/ Stephen T. Welsh
Stephen T. Welsh
President

CONSENTED & AGREED

Firm Name: Phoenix Life Insurance Company		Firm Name: PHL Variable Insurance Company

By:	/s/ Jeanie Gagnon	By:	/s/ Jeanie Gagnon
Name:	Jeanie Gagnon	Name:	Jeanie Gagnon
Title:	Second Vice President	Title:	Second Vice President
Date:	3/29/10	Date:	3/29/10

Firm Name: Phoenix Life and Annuity Company

By:	/s/ Jeanie Gagnon
Name:	Jeanie Gagnon
Title:	Second Vice President
Date:	3/29/10